NORTHERN DYNASTY MINERALS LTD.
                        CONSOLIDATED FINANCIAL STATEMENTS

                                   YEARS ENDED
                        DECEMBER 31, 2002, 2001 and 2000

                         (Expressed in Canadian Dollars)

                             D E V I S S E R G R A Y
                              CHARTERED ACCOUNTANTS

                                                    401 - 905 West Pender Street
                                                            Vancouver, BC Canada
                                                                         V6C 1L6




AUDITOR'S REPORT

To the Shareholders of Northern Dynasty Minerals Ltd.

We have audited the consolidated balance sheets of Northern Dynasty Minerals Ltd. as at December 31, 2002 and 2001, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.


"De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
May 6, 2003


NORTHERN DYNASTY MINERALS LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

                                                                                             December 31                December 31
                                                                                                    2002                       2001
                                                                                             -----------                -----------

ASSETS

CURRENT ASSETS

   Cash and equivalents ........................................................             $    424,152              $  2,044,956
   Amounts receivable and prepaids .............................................                  178,834                    52,722
   Balances receivable from related parties (note 8) ...........................                   79,350                   487,155
                                                                                              -----------                ----------
                                                                                                  682,336                 2,584,833

EQUIPMENT (note 4) .............................................................                    2,813                     3,534
                                                                                              -----------                ----------
                                                                                             $    685,149              $  2,588,367
                                                                                              ===========                ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable and accrued liabilities ....................................             $    174,559              $    183,889
   Balances payable to related parties (note 8) ................................                   11,729                   584,655
                                                                                              -----------                ----------
                                                                                                  186,288                   768,544
                                                                                              -----------                ----------

SHAREHOLDERS' EQUITY

   Share capital (note 7) ......................................................               11,035,977                 7,907,717
   Subscriptions received (note 7(b)) ..........................................                  650,000                       -
   Contributed surplus (note 7(d)) .............................................                   13,271                       -
   Deficit .....................................................................              (11,200,387)               (6,087,894)
                                                                                              -----------                ----------
                                                                                                  498,861                 1,819,823
Nature of operations (note 1)
Subsequent events (note 7(d) and 12)
                                                                                              -----------                ----------
                                                                                             $    685,149              $  2,588,367
                                                                                              ===========                ==========

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/S/ RONALD W. THIESSEN                                      /S/ JEFFREY R. MASON

Ronald W. Thiessen                                          Jeffrey R. Mason
Director                                                    Director



NORTHERN DYNASTY MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

                                                                                                     Years ended December 31
                                                                                                 2002           2001           2000
                                                                                         ------------    -----------    -----------

EXPENSES
   Conference and travel .......................................................         $     55,856    $    20,233   $      1,069
   Depreciation ................................................................                  721            286            368
   Exploration (note 6) ........................................................            4,329,936      1,168,394            -
   Legal, accounting and audit .................................................               72,315         43,823         15,054
   Management and consulting ...................................................               45,518         52,939            -
   Office and administration ...................................................               67,033         35,318         11,595
   Property investigations .....................................................                  -           99,159        239,060
   Salaries and benefits .......................................................              341,639        123,656         35,642
   Shareholder communication ...................................................              164,031          6,944          4,065
   Trust and filing ............................................................               24,768         12,763          6,367
   Write-off of capital assets .................................................                  -              -            2,813
                                                                                         ------------    -----------    -----------
                                                                                            5,101,817      1,563,515        316,033
                                                                                         ------------    -----------    -----------
OTHER ITEMS
   Foreign exchange gain (loss) ................................................              (37,655)         7,876          6,235
   Interest income .............................................................               26,979        100,755        150,903
                                                                                         ------------    -----------    -----------
                                                                                              (10,676)       108,631        157,138
                                                                                         ------------    -----------    -----------

LOSS FOR THE YEAR ..............................................................         $ (5,112,493)   $(1,454,884)  $   (158,895)
                                                                                         ------------    -----------    -----------

WEIGHTED AVERAGE NUMBER OF .....................................................           12,562,113      7,448,167      7,181,619
   COMMON SHARES OUTSTANDING                                                             ============    ===========    ===========

LOSS PER SHARE .................................................................         $      (0.41)   $     (0.20)   $     (0.02)
                                                                                         ============    ===========    ===========



CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in Canadian Dollars)

                                                                                                   Years ended December 31
                                                                                                 2002           2001           2000
                                                                                         ------------    -----------    -----------

DEFICIT, BEGINNING OF YEAR .....................................................         $ (6,087,894)   $(4,633,010)   $(4,474,115)
LOSS FOR THE YEAR ..............................................................           (5,112,493)    (1,454,884)      (158,895)
                                                                                         ------------    -----------    -----------

DEFICIT, END OF YEAR ...........................................................         $(11,200,387)   $(6,087,894)   $(4,633,010)
                                                                                         ============    ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.




NORTHERN DYNASTY MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)


                                                                                               Years ended December 31
CASH PROVIDED BY (APPLIED TO): ......................................                2002                 2001                 2000
                                                                              -----------          -----------          -----------

OPERATING ACTIVITIES

Loss for the year ...................................................         $(5,112,493)         $(1,454,884)         $  (158,895)
Items not involving cash
    Stock-based compensation ........................................              13,271                  -                    -
    Depreciation ....................................................                 721                  286                  368
    Write-off capital assets ........................................                 -                    -                  2,813
    Shares issued for property option payments ......................             995,000                  -                    -
Changes in non-cash working capital items
Amounts receivable and prepaids .....................................            (126,112)             (35,610)             (15,773)
Accounts payable and accrued liabilities ............................              (9,330)             179,389                  -
Balances receivable from and payable to related parties .............            (165,121)             371,218             (145,641)
                                                                              -----------          -----------          -----------
                                                                               (4,404,064)            (939,601)            (317,128)
                                                                              -----------          -----------          -----------

INVESTING ACTIVITIES
Purchase of equipment ...............................................                 -                 (2,488)                 -
                                                                              -----------          -----------          -----------
                                                                                      -                 (2,488)                 -
                                                                              -----------          -----------          -----------

FINANCING ACTIVITIES
   Common shares issued for cash, net of issue costs ................           2,133,260              634,375                2,500
   Subscriptions received ...........................................             650,000                  -                    -
                                                                              -----------          -----------          -----------
                                                                                2,783,260              634,375                2,500
                                                                              -----------          -----------          -----------

DECREASE IN CASH AND EQUIVALENTS ....................................          (1,620,804)            (307,714)            (314,628)
Cash and equivalents, beginning of year .............................           2,044,956            2,352,670            2,667,298
                                                                              -----------          -----------          -----------

CASH AND EQUIVALENTS, END OF YEAR ...................................         $   424,152          $ 2,044,956          $ 2,352,670
                                                                              ===========          ===========          ===========

The accompanying notes are an integral part of these consolidated financial statements.


NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
For the year ended December 31, 2002
(Expressed in Canadian Dollars)


1.       NATURE OF OPERATIONS

         Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the exploration of mineral properties. Its principal mineral property interests are located in Alaska, USA.

         These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.


2.       BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. In October, 2001, the Company incorporated a subsidiary, Northern Dynasty Mines Inc., under the laws of the State of Alaska, USA. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated.


3.       SIGNIFICANT ACCOUNTING POLICIES

(A)      CASH AND EQUIVALENTS

         Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(B)      EQUIPMENT

         Equipment is recorded at cost and is depreciated over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(C)      MINERAL PROPERTY INTERESTS

         The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These deferred costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are allowed to lapse or are abandoned. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are less than estimated fair market value, the unrecoverable portion is charged to earnings in that period.

         Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production. Exploration costs and option payments are expensed in the period incurred.

         Administrative expenditures are expensed in the period incurred.

(D)      SHARE CAPITAL

         Common shares issued for mineral property interests are recorded at the fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

         The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital, and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

         Share issue costs are deducted from share capital.

(E)      STOCK-BASED COMPENSATION PLAN

         The Company has a stock-based compensation plan as described in note 7(d). Effective January 1, 2002, the Company has adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for accounting for stock-based compensation.

         The Company has adopted the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense over the period the options are vested, based on the estimated fair value at the measurement date using a fair value pricing model.

(F)      FOREIGN CURRENCY TRANSLATION

         All of the Company's foreign subsidiaries are considered integrated.

         Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical estimated exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at average exchange rates for the period. Depreciation is translated at the same exchange rates as the assets to which it relates.

         Foreign exchange gains or losses are expensed.

(G)      INCOME TAXES

         The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carryforwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

         The Company's accounting policy for future income taxes currently has no effect on the financial statements of any of the periods presented.

(H)      LOSS PER SHARE

         Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

         Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

         Diluted loss per share has not been presented as the effect of the outstanding options and warrants would be anti-dilutive.

(I)      FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying values of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The Company is not exposed to significant credit risk or interest rate risk.

(J)      CHANGE IN ACCOUNTING POLICY - STOCK-BASED COMPENSATION

         Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees, and to employees awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and is included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards; however pro-forma disclosure of net income and earnings per share, had the Company used the fair value method, is presented if applicable.

         Prior to the adoption of the new standard, no compensation expense was recorded for the Company's stock-based incentive plans when the options were granted. Any consideration paid by those exercising stock options was credited to share capital upon receipt.

         The new Recommendations are applied prospectively. The adoption of this new standard has resulted in no changes to amounts previously reported.

(K)      USE OF ESTIMATES

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, rates for depreciation of equipment, and the assumptions used in the determination of the fair value of stock-based compensation. Actual results could differ from those estimates.

(L)      COMPARATIVE FIGURES

         Certain of the prior years' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.


4.       EQUIPMENT

                                                   Accumulated          Net Book
                                       Cost       Depreciation             Value
                                    -------       ------------          --------
DECEMBER 31, 2002

   Site equipment ..............    $15,387            $14,660            $  727
   Vehicles ....................      4,335              4,239                96
   Computer equipment ..........      2,488                498             1,990
                                    -------            -------            ------
                                    $22,210            $19,397            $2,813
                                    =======            =======            ======

DECEMBER 31, 2001

   Site equipment ...............   $15,387            $14,478            $  909
   Vehicles .....................     4,335              4,198               137
   Computer equipment ...........     2,488                -               2,488
                                    -------            -------            ------
                                    $22,210            $18,676            $3,534
                                    =======            =======            ======


5.       MINERAL PROPERTY INTERESTS

(A)      PEBBLE PROPERTY

         On November 1, 2001,  the  Company  acquired  the rights to two options
         granted  by  Teck  Cominco  American   Incorporated   ("Teck  Cominco")
         respecting its Pebble property in southwestern Alaska.

         The two options granted by Teck Cominco were acquired by the Company through an agreement with Hunter Dickinson Group Inc. ("HDGI"), a private company which is related by virtue of certain directors in common. The Company has been assigned, at HDGI's cost, an 80% interest, with the right to acquire a 100% interest, in the two Teck Cominco options. HDGI's costs ($584,655) included the staking of 134 claims to expand the property along with 30 km of induced polarization surveying over the new claims.

         The first option enables the Company to explore the Pebble property prior to electing to purchase a 100% interest in the Pebble deposit, free from any underlying royalty. This option was extended by one year in an agreement dated December 19, 2002 whereby the Company issued Teck Cominco 200,000 shares. The Company can elect to (a) purchase the 36 claims covering the Pebble deposit by paying Teck Cominco US$10 million, in cash or shares with the same cash equivalency, prior to November 30, 2004 and (b) to purchase the 20% HDGI interest in shares at its independently appraised value. Interim payments to Teck Cominco were also required, including US$250,000, in cash or stock (which was paid), plus 500,000 two year share purchase warrants exercisable at $0.75 (which were issued on December 31, 2001) and a cumulative total of 1,000,000 shares (500,000 were issued on March 27, 2002 and 500,000 were issued on December 19, 2002) and 750,000 warrants (500,000 exercisable at $1.15 were issued on March 27, 2002 and 250,000 exercisable at $0.60 were issued on December 31, 2002) in two tranches before December 31, 2002. If the Company elects to issue shares to Teck Cominco in lieu of cash, the Company will manage the sale of any shares that Teck Cominco wishes to sell. Any excess of Teck Cominco's resale proceeds will be credited against future option requirements and any share resale shortfall must be made up by the Company to maintain the option. If the Company purchases the Resource Lands under the first option, it also has the right under the second option to earn a 50% interest in the adjacent Exploration Lands by completing 60,000 feet (to date 36,353 feet has been completed) of drilling before November 30, 2004. Upon the Company completing the drilling, Teck Cominco can either match the Company's future expenditures by forming a 50:50 joint venture, or sell its 50% interest in the Exploration Lands to the Company for US$4 million and a 5% net profits interest.

(B)      PICKLE LAKE JOINT VENTURE

         The Company holds a 37.5% participating joint venture interest, subject to a 2.5% Net Profits Interest ("NPI") held by the original owners, in mineral properties in northwestern Ontario under the Pickle Lake Joint Venture. The Company is searching for additional joint venture partners to fund further exploration on these properties. During fiscal 2002, the Company participated in a small exploration program on the Pickle Lake properties to keep certain claims in good standing.

(C)      LITTLE BALD MOUNTAIN

         The Company holds an 8.1% NPI in the Little Bald Mountain property in Nevada, USA, which may be acquired by Placer Dome U.S. Inc. by annual election for an option payment of $1,500,000 before December 1995, escalating by $500,000 for each successive year thereafter. The option expires on December 31, 2003.


6.       EXPLORATION EXPENSES

                                                         Years ended December 31
         PEBBLE PROPERTY                                     2002           2001
                                                        ---------      ---------

         Assay and analysis ......................     $  118,948      $  15,502
         Drilling ................................      1,142,867            -
         Engineering .............................         39,313         11,034
         Equipment rental ........................         32,012          7,582
         Freight .................................         70,685            -
         Geological ..............................        629,082        277,700
         Graphics ................................        121,340         25,480
         Helicopter/fixed wing ...................        601,641        124,036
         Option payments .........................        995,000        398,343
         Property fees/assessment ................         46,353        235,464
         Site activities .........................        497,291         61,328
         Socioeconomic ...........................          3,642            -
         Travel and accommodation ................         31,762         11,925
                                                        ---------      ---------
         INCURRED DURING THE YEAR
           (to statement of operations) ..........      4,329,936      1,168,394
                                                        ---------      ---------
         Cumulative exploration expenses,
             beginning of year ...................      1,168,394            -
                                                        ---------      ---------
         Cumulative exploration expenses,
             end of year .........................     $5,498,330    $ 1,168,394
                                                        =========      =========


7.       SHARE CAPITAL

(A)      AUTHORIZED SHARE CAPITAL

         The Company's authorized share capital consists of 100,000,000 common shares, without par value.

(B)      ISSUED AND OUTSTANDING COMMON SHARES

                                                            Number
         COMMON SHARES ISSUED:                           of Shares        Amount
                                                        ----------   -----------

         Balance, December 31, 2000 ...................  7,182,455     7,273,342
              For private placement (net of issue costs) 2,100,000       630,000
              Share purchase options exercised ........     10,000         4,375
                                                        ----------   -----------
         Balance, December 31, 2001 ...................  9,292,455   $ 7,907,717
              Private placement (net of issue costs) ..  1,176,470       391,317
              Private placement (net of issue costs) ..  2,000,000       890,700
              Private placement (net of issue costs)(i)    197,548       189,793
              Share purchase options exercised ........    214,018        87,557
              Property option payments (note 5(a)) ....  1,200,000       995,000
              Share purchase warrants exercised .......  1,325,000       530,000
              Share purchase options exercised ........    109,732        43,893
                                                        ----------   -----------
         Balance, December 31, 2002 ................... 15,515,223   $11,035,977
                                                        ==========   ===========

         (i) On August 27, 2002, the Company closed a private placement of 197,548 units at a price of $1.05 per unit. Each unit comprised one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at a price of $1.15 until December 27, 2003. The warrants are subject to a 45-day accelerated expiry if the closing price of the common shares of the Company as traded on the TSX Venture Exchange is at least $1.73 for ten consecutive trading days.

         Subsequent to the year end, on January 14, 2003, the Company completed a private placement by issuing 1,300,000 flow-through units and 400,000 non flow-through units at $0.50 each. Each flow-through unit was
         comprised   of   a   flow-through   common   share   and   a   two-year
         non-flow-through share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.60 until January 14, 2005. The non flow-through units were comprised of one common share and one two-year share purchase warrant with the same warrant terms. As at December 31, 2002, the Company had received $650,000 for the entire flow-through portion of the private placement (note 11).

(C)      SHARE PURCHASE WARRANTS

         The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended December 31, 2002 is:


                                                       Exercise           Dec. 31                               Expired/    Dec. 31,
         Expiry date                                      Price              2001       Issued     Exercised    Cancelled       2002
         -----------                                   --------         ---------    ---------    ----------    --------   ---------

         July 16, 2003 .............................   $   0.40         2,100,000          -      (1,325,000)        -       775,000
         December 27, 2003 .........................   $   1.15               -        197,548           -           -       197,548
         December 31, 2003 .........................   $   0.75           500,000          -            --           -       500,000
         February 20, 2004 .........................   $   0.45               -      1,176,470           -           -     1,176,470
         March 27, 2004 ............................   $   1.15               -        500,000           -           -       500,000
         April 19, 2004 ............................   $   0.62               -      2,000,000           -           -     2,000,000
         December 31, 2004 .........................   $   0.60               -        250,000           -           -       250,000
                                                                        ---------    ---------    ----------    --------   ---------
                                                                        2,600,000    4,124,018    (1,325,000)        -     5,399,018

         Weighted average exercise price                                $    0.47    $    0.66    $     0.40    $    -     $    0.63
                                                                        =========    =========    ==========    =====-==   =========


         Subsequent to December 31, 2002, 147,000 share purchase warrants were exercised at $0.45.

         The continuity of share purchase warrants (each warrant exercisable into one common share) for the year ended December 31, 2001 is:


                                                            Exercise       Dec. 31                              Expired/    Dec. 31,
         Expiry date                                           Price          2000        Issued    Exercised Cancelled         2001
         -----------                                        --------   ------------    ---------   ---------- ----------   ---------

         July 16, 2003 ..................................   $   0.40             -     2,100,000          -          -     2,100,000
         December 31, 2003 ..............................   $   0.75             -       500,000          -          -       500,000
                                                                       ------------    ---------   ----------   --------   ---------
                                                                                 -     2,600,000          -          -     2,600,000

         Weighted average exercise price                               $         -     $    0.47   $      -     $    -     $    0.47
                                                                       ============    =========   ==========   ========   =========


(D)      SHARE PURCHASE OPTION COMPENSATION PLAN

         The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 2,600,000 share purchase options, vesting over up to two years, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the TSX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death. In the case of retirement, they terminate 30 to 90 days after the date of retirement, at management's discretion and in the case of death; they terminate at the earlier of one year after the date of death or the expiry date of the options.

         The continuity of share purchase options for the year ended December 31, 2002 is:

                                                         Exercise        Dec. 31                               Expired/      Dec. 31
        Expiry date                                         Price           2001     Granted    Excercised   Cancelled          2002
        -----------                                   -----------     ----------    --------    ----------   ----------    ---------

        February 17,2002 ..........................   $      0.55         13,000         -         (13,000)         -            -
        February 12, 2003 .........................   $      0.43          8,000         -             -            -          8,000
        May 15, 2004 ..............................   $      0.40      1,388,500         -        (310,750)      (7,500)   1,070,250
        December 20, 2004 .........................   $      0.50            -       119,000           -            -        119,000
                                                                      ----------    --------    ----------    ---------    ---------
                                                                       1,409,500     119,000      (323,750)      (7,500)   1,197,250

        Weighted average exercise price                               $     0.40    $   0.50    $     0.40    $    0.40    $    0.41
                                                                      ==========    ========    ==========    =========    =========

         Subsequent to December 31, 2002, 13,500 share purchase options were exercised at $0.40 and 8,000 share purchase options were exercised at $0.43 into a total of 21,500 common shares.

         The continuity of share purchase options for the year ended December 31, 2001 is:


                                                Exercise    Dec. 31                                           Expired/       Dec. 31
        Expiry date                                Price       2000          Granted         Exercised      Cancelled           2001
        -----------                             --------    -------         --------         ---------      ---------      ---------

        February 20, 2001 ................      $  0.50     14,000             -                 -           (14,000)          -
        April 30, 2001 ...................      $  0.48      8,000             -                 -            (8,000)          -
        August 2, 2001 ...................      $  0.32      3,000             -                 -            (3,000)          -
        February 17,2002 .................      $  0.55     16,000             -                (2,500)         (500)         13,000
        February 12, 2003 ................      $  0.43        -               8,000             -               -             8,000
        May 15, 2004 .....................      $  0.40        -           1,473,500            (7,500)      (77,500)      1,388,500
                                                            ------         ---------          --------      --------       ---------
                                                            41,000         1,481,500           (10,000)     (103,000)      1,409,500

        Weighted average exercise price                     $ 0.50         $    0.40          $   0.44      $   0.42       $    0.40
                                                            ======         =========          ========      ========       =========


         The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. The estimated fair value of all options granted to non-employees during the year have been reflected in the statement of operations as follows:

              Management and consulting                                 $ 13,271
                                                                        --------
              TOTAL STOCK-BASED COMPENSATION COST RECOGNIZED
                 IN OPERATIONS, CREDITED TO CONTRIBUTED SURPLUS         $ 13,271
                                                                        ========

         The weighted-average assumptions used to estimate the fair value of options granted during the year were:

              Risk-free interest rate                                         3%
              Expected option life                                       2 years
              Expected vesting period                                 0-6 months
              Expected volatility                                            40%
              Expected dividend yield                                        nil
              Closing share price of the Company as at the year end date   $0.61

         Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.


8.       RELATED PARTY TRANSACTIONS AND BALANCES

                                                             Years ended
                                                   -----------------------------
                                                   December 31,     December 31,
TRANSACTIONS                                               2002             2001
                                                   ------------     ------------

Services rendered and expenses reimbursed
     Hunter Dickinson Inc. (a) ...............      $ 1,227,425       $  333,142
     Hunter Dickinson Group Inc. (b) .........           28,698          586,966
                                                   ============     ============

BALANCES RECEIVABLE (PAYABLE)                      December 31,     December 31,
                                                           2002             2001
                                                   ------------     ------------

     Hunter Dickinson Inc. (a) ...............     $     79,350       $  487,155
     Hunter Dickinson Group Inc. (b) .........          (11,729)       (584,655)
                                                   ============     ============

         (a) Hunter Dickinson Inc. ("HDI") is a private company with certain directors in common that provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. The balance receivable from HDI has resulted from advances by the Company for such services to be rendered.

         (b) Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services at market rates to the Company. The balances payable to HDGI have resulted from the services rendered, but not yet paid for by the Company.


9.       INCOME TAXES

         As at December 31, 2002, the Canadian parent company had the following amounts available to reduce future taxable income, the future tax benefits of which have not been reflected in the accounts, as it cannot be considered likely that these amounts will be utilized.

         The following non-capital and capital losses, approximately, are available to reduce future taxable income:

         Expiry Date
         -----------

               2003                                                   $   64,000
               2004                                                       53,000
               2005                                                       54,000
               2006                                                            -
               2007                                                            -
               2008                                                       25,000
               2009                                                      306,000
               2010                                                      799,000
                                                                      ----------
         Total non-capital losses                                      1,301,000
         Capital loss carried forward                                  2,091,500
         Excess of aggregate tax cost of equipment
              over net book value                                              -
                                                                      ----------
         Total losses and excess equipment tax costs available        $3,392,500
                                                                      ==========


10.      SEGMENTED INFORMATION

         The Company operates in a single reportable operating and geographic segment, the exploration and development of mineral properties in Alaska, USA.


11.      COMMITMENTS

         At December 31, 2002, the Company is committed to incur prior to December 31, 2003, on a best-efforts basis, $650,000 in qualifying Canadian exploration expenditures pursuant to a private placement for which flow-through proceeds had been received prior to December 31, 2002 (note 7(b)), and renounced to the subscribers as at that date.


12.      SUBSEQUENT EVENTS

         Subsequent to the year end, the Company:

         (a) completed on January 14, 2003 a private placement by issuing 1,300,000 flow-through units and 400,000 non flow-through units at $0.50 each (note 7(b)),

         (b) issued 21,500 common shares pursuant to the exercise of share purchase options (note 7(d)), and

         (c) issued 147,000 common shares pursuant to the exercise of warrants (note 7(c)).


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

(A)      MINERAL PROPERTY COSTS

         The Company's policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that no US/Canadian GAAP difference exists with respect to mineral property costs in these consolidated financial statements.

(B)      STOCK OPTIONS

         Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation.

         The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account all stock options granted. Further, Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123.

         Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price. The policies of the TSX Venture Exchange permit the issuance of options with exercise prices discounted up to 25% from the closing market value at the date of granting. Such a discount, if provided option holders, would give rise to a compensation expense under U.S. GAAP as noted above. However, the Company has to date only granted stock options without vesting periods and only where the exercise price is based on the fair value of the stock at the date of the grant and, accordingly, under U.S. GAAP, would not have recognized any compensation costs.

         See note 7(d) for a summary of the changes in the Company's share options for the 2002 and 2001 fiscal years.